Exhibit 99.163

enCore Energy Corp.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Expressed in Canadian dollars)

Notice to Reader

These condensed consolidated interim financial statements of enCore Energy Corp. have been prepared by management and approved by the Audit Committee of the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these condensed consolidated interim financial statements, notes to the financial statements or the related quarterly Management’s Discussion and Analysis.

ENCORE ENERGY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian Dollars)

	Notes	September 30, 2022	December 31, 2021
ASSETS
Current
Cash		$17,376,460	$11,649,157
Receivables and prepaid expenses		1,675,530	795,141
Deposits	13	4,112,100	-
Marketable Securities	6	5,088,712	-
Assets held for sale	10	-	2,207,231
		28,252,803	14,651,619
Intangible assets	7	701,703	649,233
Property, plant and equipment	8	2,970,946	2,032,909
Investment in associate	4	-	746,487
Investment in uranium	5	-	5,337,438
Mineral properties	10	196,914,993	172,521,685
Reclamation deposit	10	121,307	112,200
Right of use asset	9	269,044	307,260
Restricted cash	2	6,191,470	5,726,828
Total assets		$235,422,265	$202,085,659
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	12	$1,281,845	$7,397,760
Due to related parties	15	52,225	8,739
Lease liability - current	9	124,458	104,107
		1,458,528	7,510,606
Non - current
Asset retirement obligations	11	6,177,497	5,294,958
Lease liability – non-current	9	153,930	212,220
Total liabilities		7,789,955	13,017,784
Shareholders’ Equity
Share capital	14	239,369,665	206,480,756
Contributed surplus	14	20,238,810	16,059,307
Accumulated other comprehensive income		16,012,884	705,604
Deficit		(47,989,049)	(34,177,792)
Total shareholders’ equity		228,632,310	189,067,875
		$235,422,265	$202,085,659

Nature of operations and going concern (Note 1)

Subsequent events (Note 20)

Approved by the Board of Directors:

“William M. Sheriff”	“William B. Harris”
Director	Director

ENCORE ENERGY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021
Expenses
Amortization and depreciation	7,8,9	$73,032	$208,884	$358,244	$1,049,266
Accretion	11	200,345	21,471	426,332	37,379
Community Engagement		22,612		22,612
Consulting		95,801	18,935	251,040	74,647
General administrative costs	15	1,451,248	1,291,685	4,332,105	3,400,090
Interest expense		4,698	4,817	14,963	4,817
Professional fees		394,559	197,689	981,987	679,644
Project investigation		1,977	-	1,977	-
Promotion and shareholder communications		73,469	51,877	210,426	140,451
Travel		89,163	9,421	271,114	11,909
Transfer agent and filing fees		111,359	18,690	373,545	127,211
Staff costs	15	1,435,505	538,802	3,310,114	1,320,163
Stock option expense	14,15	2,053,837	408,617	5,986,335	1,418,494
		(6,007,605)	(2,770,888)	(16,540,794)	(8,264,071)
Interest income		133,310	3,762	221,026	22,648
Miscellaneous income		2,312	-	2,312
Foreign exchange gain (loss)		38,672	2,580	22,823	35,245
Gain (loss) on divestment of mineral properties	10	226	(387)	2,071,269	(112,510)
Loss on contract termination	11	-	(3,441,075)	-	(3,441,075)
Gain on sale of uranium investment	5	395	655,775	44,898	655,775
Gain on marketable securities	6	(113,083)	-	1,130,825	-
Loss on investment in associate	4	(577,186)	(18,608)	(763,616)	(82,476)
Gain on investment in uranium	5	-	1,366,299	-	2,057,137
Loss for the period		(6,522,959)	(4,202,542)	(13,811,257)	(9,129,327)

Other comprehensive income (loss)
Exchange differences on translating foreign operations		12,238,253	594,548	15,310,546	249,726
Comprehensive income (loss) for the period		$5,715,294	$(3,607,994)	$1,499,289	$(8,879,601)
Basic and diluted income (loss) per share		$0.05	$(0.05)	$0.01	$(0.14)
Weighted average number of common shares outstanding, basic and diluted		108,342,121	66,489,412	104,665,896	64,656,023

ENCORE ENERGY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

	Nine months ended September 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(13,811,257)	$(9,129,327)

Items not affecting cash:
Accretion	426,332	37,379
Amortization and depreciation	358,244	1,049,266
Gain on investment in uranium	-	(2,057,137)
Gain on sale of uranium	(44,898)	-
Loss on investment in associate	763,616	82,476
Gain on marketable securities	(1,130,825)	-
(Gain) loss on divestment of mineral properties	(2,071,270)	244,647
Shares issued for services	795,117	-
Stock option expense	5,986,336	1,418,494
Changes in non-cash working capital items:
Deposit for future uranium purchase	(4,112,100)	-
Receivables and prepaids	(839,457)	(429,772)
Contracts payable	(3,769,425)	3,503,775
Accounts payable and accrued liabilities	(2,746,173)	97,108
Due to related parties	43,486	13,161
Net cash used in operating activities	(20,152,274)	(5,169,930)

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of intangible asset	(71,756)	-
Mineral property costs	(9,698,620)	(2,350,540)
Expenditures on property, plant and equipment	(1,042,866)	(59,644)
Proceeds received from sale of uranium investment	5,825,475	8,179,722
Consideration received from divestment of mineral properties	4,572,607	(132,137)
Interest on restricted cash	221,026	(22,649)
Investment in uranium	-	(11,248,794)
Investment in marketable securities	(3,957,888)	-
Settlement of asset retirement obligation	(2,769)	(907,700)
Net cash used in investing activities	(4,154,791)	(6,541,742)

CASH FLOWS FROM FINANCING ACTIVITIES

Payment of lease liability	(87,934)	-
Financings	29,999,998	15,000,000
Share issuance costs	(1,917,658)	(956,298)
Exercise of warrants	1,076,994	2,293,982
Exercise of stock options	1,107,229	345,538
Net cash provided by financing activities	30,178,629	16,683,222
Effect of exchange rate changes on cash	(144,261)	16,269
Change in cash	5,727,303	4,987,819
Cash, beginning	11,649,157	6,603,281
Cash, ending	$17,376,460	$11,591,100

Supplemental disclosure with respect to cash flows – Note 19

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

ENCORE ENERGY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total
Balance as at December 31, 2020	59,453,233	$36,093,475	$2,718,737	$499,522	$(23,443,476)	$15,868,258
Private placements	5,000,000	15,000,000	-	-	-	15,000,000
Share issuance costs	-	(1,492,972)	536,673	-	-	(956,299)
Shares issued for exercise of warrants	1,773,035	2,493,110	(199,128)	-	-	2,293,982
Shares issued for exercise of stock options	539,167	667,983	(322,445)	-	-	345,538
Stock option expense	-	-	1,418,494	-	-	1,418,494
Loss and comprehensive loss for the period	-	-	-	249,726	(9,129,327)	(8,879,601)
Balance as at September 30, 2021	66,765,435	$52,761,596	$4,152,331	$749,248	$(32,572,803)	$25,090,372

	Number of Shares	Share Capital	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total
Balance as at December 31, 2021	98,902,678	$206,480,756	$16,059,307	$705,604	$(34,177,792)	$189,067,875
Bought deal financing	6,535,947	29,999,998	-	-	-	29,999,998
Share issuance costs	-	(2,792,444)	874,785	-	-	(1,917,659)
Shares issued for exercise of warrants	1,190,176	1,224,732	(147,738)	-	-	1,076,994
Shares issued for exercise of stock options	785,416	3,661,504	(2,554,274)	-	-	1,107,229
Stock option expense	-	-	5,986,336	-	-	5,986,336
Shares issued for services	193,348	795,119	-	-	-	795,119
Adjustment to investment in associate	-	-	20,395	(3,266)	-	17,129
Loss and comprehensive loss for the period	-	-	-	15,310,546	(13,234,071)	2,076,475
Balance as at September 30, 2022	107,607,565	$239,369,665	$20,238,810	$16,012,884	$(47,411,863)	$228,209,496

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition, exploration, and development of uranium resource properties in the United States. The Company’s common shares trade on the TSX Venture Exchange under the symbol “EU” and on the OTCQB Venture Market under the symbol “ENCUF”.

The Company’s head office is located at 101 N Shoreline, Suite 450, Corpus Christi, TX 78401.

The condensed consolidated interim financial statements have been prepared assuming the Company will continue on a going-concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. For the nine months ended September 30, 2022, the Company reported a net loss of $13,811,257 (2021 - $9,129,327), had working capital of $26,794,274 (December 31, 2021 - $7,141,013) and an accumulated deficit of $47,989,049 (December 31, 2021 - $34,177,792). These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption not appropriate. Such adjustments could be material.

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the Company continues to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to the business. enCore Energy Corp has implemented health and safety measures in accordance with the health officials and guidance from local government authorities. While the pandemic has had limited impact on the Company’s operations to date, future activities could be impacted as a result of the pandemic. As the COVID- 19 health crisis continues, the Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update the Company’s policies.

Management estimates that it has adequate working capital to fund all of its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets or raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these consolidated financial statements are based on IFRS issued and effective as of September 30, 2022.

The Company uses the same accounting policies and methods of computation as in the annual audited consolidated financial statements for the year ended December 31, 2021.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in Canadian dollars unless otherwise specified. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the audit committee of the board of directors on November 28, 2022.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of Consolidation

These condensed consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity	Functional Currency
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration	USD
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration	USD
URI, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Neutron Energy, Inc.	Nevada, USA	100%	Mineral Exploration	USD
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Uranium Resources, Inc.	Delaware, USA	100%	Mineral Exploration	USD
HRI-Churchrock, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Hydro Restoration Corp.	Delaware, USA	100%	Mineral Exploration	USD
Belt Line Resources, Inc.	Texas, USA	100%	Mineral Exploration	USD
Cibola Resources, LLC[1]	Delaware, USA	100%	Mineral Exploration	USD
enCore Energy US Corp.	Nevada, USA	100%	Holding Company	USD
Azarga Uranium Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Powertech (USA) Inc.	South Dakota, USA	100%	Mineral Exploration	USD
URZ Energy Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Ucolo Exploration Corp.	Utah, USA	100%	Mineral Exploration	USD
Azarga Resources Limited	British Virgin Islands	100%	Mineral Exploration	USD
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100%	Mineral Exploration	USD
Azarga Resources USA Company	Colorado, USA	100%	Mineral Exploration	USD
Azarga Resources Canada Ltd.	British Columbia, CA	100%	Mineral Exploration	USD

1 Cibola Resources, LLC was divested in May 2022 (Note 10).

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Cash

Cash is comprised of cash held at banks and demand deposits.

Restricted cash

Funds deposited by the Company for collateralization of performance obligations are not available for the payment of general corporate obligations. The bonds are collateralized performance bonds required for future restoration and reclamation obligations related to URI, Inc’s South Texas operations (Note 10).

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates, using a pretax rate that reflects the time value of money, are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in a provision due to the passage of time is recognized as finance expense.

Assets held for sale

The Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met: Management commits to a plan to sell the asset or disposal group; the asset or disposal group is available for immediate sale; an active program to locate a buyer is initiated; the sale of the asset or disposal group is highly probable, within 12 months.

Mineral properties

Costs related to the acquisition of mineral property interests are capitalized. Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of property option agreements. Such payments are made entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Investments Investments in uranium

Investments in uranium are initially recorded at cost, on the date that control of the uranium passes to the Company. Cost is calculated as the purchase price and any directly attributable expenditure. Subsequent to initial recognition, investments in uranium are measured at fair value at each reporting period end. Fair value is determined based on the most recent month-end spot prices for uranium published by UxC LLC (“UxC”) and converted to Canadian dollars using the foreign exchange rate at the date of the consolidated statement of financial position. Related fair value gains and losses subsequent to initial recognition are recorded in the consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense)” in the period in which they arise.

Due to the lack of specific IFRS guidance on accounting for investments in uranium, the Company considered IAS 1 Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to develop and apply an accounting policy that would result in information that is most relevant to the economic decision-making needs of users within the overall IFRS accounting framework. Consequently, the uranium investments are presented at fair value based on the application of IAS 40, Investment Property, which allows the use of a fair value model for assets held for long-term capital appreciation.

Investments in associates

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the earnings or loss. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Property, Plant and Equipment

Uranium Plants

Uranium plant expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Other Property, Plant and Equipment

Other property, plant and equipment consists of office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Buildings

Depreciation on buildings is computed based upon the estimated useful lives of the asset. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible Assets

Intangible assets are recognized and measured at cost. Intangible assets with indefinite useful lives are assessed for impairment annually and whenever there is an indication that the intangible asset may be impaired. Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate

Impairment of non-financial assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and the value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects a current market assessment of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

In accordance with IFRS 16, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of- use assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term using a discount rate of 7%.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences are not provided for the initial recognition of assets or liabilities that do not affect either accounting or taxable loss or those differences relating to investments in subsidiaries to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it is not recorded.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign exchange

The financial statements for the Company and each of its subsidiaries are prepared using their functional currencies. Functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Company is the Canadian dollar. The functional currency of enCore Energy Corp. is the Canadian dollar and the functional currency of all of its subsidiaries is the US dollar.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are charged to income (loss).

The statement of financial position of each foreign subsidiary is translated into Canadian dollars using the exchange rate at the statement of financial position date and the statement of loss and comprehensive loss is translated into Canadian dollars using the average exchange rate for the period. All gains and losses on translation of a subsidiary from the functional currency to the presentation currency are charged to other comprehensive income (loss).

Basic and diluted loss per share

Basic earnings or loss per share represents the income or loss for the period, divided by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share represents the income or loss for the period, divided by the weighted average number of common shares outstanding during the period plus the weighted average number of dilutive shares resulting from the exercise of stock options, warrants and other similar instruments when the inclusion of these would not be anti-dilutive.

Share-based payments

The fair value of all stock options granted to directors, officers, and employees is recorded as a charge to operations and a credit to contributed surplus. The fair value of these stock options is measured at the grant date using the Black-Scholes option pricing model. The fair value of stock options which vest immediately is recorded at the grant date. For stock options which vest in the future, the fair value of stock options, as adjusted for the expected level of vesting of the stock options and the number of stock options which ultimately vest, is recognized over the vesting period. Stock options granted to non-employees are measured at the fair value of goods or services rendered or at the fair value of the instruments issued, if it is determined that the fair value of the goods or services received cannot be reliably measured. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Warrants issued to brokers are measured at their fair value on the vesting date and are recognized as a deduction from equity and credited to contributed surplus. The fair value of stock options and warrants issued to brokers are estimated using the Black-Scholes option pricing model. Any consideration received on the exercise of stock options and/or warrants, together with the related portion of contributed surplus, is credited to share capital.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore its exploration and evaluation assets. These equity financing transactions may involve the issuance of common shares or units. Each unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement, the Warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the agreement. Warrants that are part of units are valued based on the residual value method. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

Asset Retirement Obligations

Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its ISR projects to the pre-existing or background average quality after the completion of mining. Asset retirement obligations, consisting primarily of estimated restoration and reclamation costs at the Company’s South Texas ISR projects, are recognized in the period incurred and recorded as liabilities at fair value. Such obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to accretion expense. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Asset retirement obligations are periodically adjusted to reflect changes in the estimated present value resulting from revisions to the estimated timing or amount of restoration and reclamation costs. As the Company completes its restoration and reclamation work at its properties, the liability is reduced by the carrying value of the related asset retirement liability which is based upon the percentage of completion of each restoration and reclamation activity. Any gain or loss upon settlement is charged to income or expense for the period. The Company reviews and evaluates its asset retirement obligations annually or more frequently at interim periods if deemed necessary.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Although management uses historical experience and its best knowledge of the expected amounts, events or actions to form the basis for estimates, actual results may differ from these estimates.

Critical accounting estimates:

The assessment of the recoverable amount of mineral properties as a result of impairment indicators - When indicators of impairment are identified, recoverable amount calculations are based either on discounted estimated future cash flows or on comparable recent transactions. The assumptions used are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these assumptions may alter the results of impairment testing, the amount of the impairment charges recorded in the statement of loss and comprehensive loss and the resulting carrying values of assets.

Share-based payments - The fair value of stock options issued is subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Asset Retirement Obligations - Significant estimates were utilized in determining future costs to complete groundwater restoration, plugging and abandonment of wellfields and surface reclamation at the Company’s uranium in-situ recovery (ISR) sites. Estimating future costs can be difficult and unpredictable as they are based principally on current legal and regulatory requirements and ISR site closure plans that may change materially. The laws and regulations governing ISR site closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations. Estimates of future asset retirement obligation costs are also subject to operational risks such as acceptability of treatment techniques or other operational changes.

Recovery of deferred tax assets - Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. The Company has not recorded any deferred tax assets.

Amortization and impairment of intangible assets - Amortization of intangible assets is dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Critical accounting judgments:

The assessment of indicators of impairment for mineral properties – The Company follows the guidance of IFRS 6 to determine when a mineral property asset is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the results of exploration and evaluation activities to date and the Company’s future plans to explore and evaluate a mineral property.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont’d)

Critical accounting judgments (cont’d):

Business combinations - The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits.

Determination of functional currency - In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company is the Canadian dollar and the functional currency of its subsidiaries is the U.S. dollar.

4.	INVESTMENT IN ASSOCIATE

During the year ended December 31, 2020, the Company acquired 12,000,000 shares of Group 11 Technologies Inc. (“Group 11”), a US-based technology firm, representing 40% of the issued and outstanding shares of Group 11. The Company advanced $750,000 in accordance with the Letter of Intent with EnviroLeach Technologies Inc. and Golden Predator Mining Corp. to establish Group 11. The Company has determined that it exercises significant influence over Group 11 and accounts for this investment using the equity method of accounting. During the year ended December 31, 2021, Group 11 completed a private placement financing, resulting in the issuance of additional shares and a dilution of the Company’s ownership in the associate to 34.46%.

As at September 30, 2022, Group 11 has severely constrained its activities as financing is unavailable in its market. The Company, using conservative judgement, determined its investment to be unrecoverable and wrote the balance of its investment off through its condensed consolidated interim statement of income (loss).

The investment in associate continuity summary is as follows:

Balance, December 31, 2021	$746,487
Adjustments to carrying value:
Proportionate share of net loss	(186,430)
Adjustment to investment in Group 11	20,395
Write-off of investment	(577,186)
Currency translation adjustment	(3,266)
Balance, September 30, 2022	$-

5.	INVESTMENT IN URANIUM

During the year ended December 31, 2021, the Company entered into purchase agreements to acquire a total of 300,000 pounds of physical uranium as U3O8 for a total of $11,376,766 (USD $9,076,000) including associated expenses to be held as a long-term investment.

During the year ended December 31, 2021, the Company sold 200,000 pounds of physical uranium as U3O8 for gross proceeds of $8,047,470 and a gain of $656,928.

During the nine months ended September 30, 2022, the Company sold 100,000 pounds of physical uranium as U3O8 for gross proceeds of $5,825,475 and a gain of $44,898.

Investments in uranium are categorized in Level 2 of the fair value hierarchy.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

5.	INVESTMENT IN URANIUM (cont’d)

The following table summarizes the fair value of the physical uranium investment:

Balance, December 31, 2021	$5,337,438
Sale of uranium investments	(5,770,647)
Currency translation adjustment	433,209
Balance, September 30, 2022	$-

6.	MARKETABLE SECURITIES

In May 2022, the Company divested of Cibola Resources, LLC to Elephant Capital pursuant to a share purchase agreement whereby the Company received consideration in the form of 11,308,250 common shares with a market value of $3,957,888. Elephant Capital was subsequently acquired by Evolving Gold, who renamed themselves American Future Fuel Corp (CSE: AMPS). Accordingly, the 11,308,250 shares of Elephant Capital were converted to 11,308,250 shares of American Future Fuel Corporation (CSE: AMPS).

This investment is categorized as a Level 1 of the fair value hierarchy. The fair value at September 30, 2022 reflects the closing stock price of $0.45 per common share. In accordance with IAS 9, the company recorded a fair value adjustment in its consolidated statement of loss and comprehensive loss.

The following table summarizes the fair value of the Company’s marketable securities at September 30, 2022:

Balance, December 31, 2021	$-
Initial investment	3,957,887
Fair value adjustment	1,130,825
Balance, September 30, 2022	$5,088,712

7.	INTANGIBLE ASSETS

During the year ended December 31, 2018, the Company entered into an agreement with VANE Minerals (US) LLC (“VANE”) which grants the Company exclusive access to certain VANE uranium exploration data and information as well as a first right of refusal covering seven of Vane’s current uranium projects in Arizona and Utah. In exchange for this exclusive access and rights, the Company issued 3,000,000 common shares at a fair value of $360,000 and has granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years and may be renewed by the Company by written notice for three successive renewal periods of three years each. Thus, the Company’s access to these data may extend for 14 years. The intangible assets have been determined to have a life of 14 years.

On December 7, 2020, the Company acquired from Signal Equities, LLC, through a data purchase agreement, certain electronic data pertaining to properties and geology situated in South Texas. Through this agreement, enCore acquired ownership rights to this data permanently. The intangible asset thereby acquired has been determined to have an indefinite life and therefore will not be amortized but reviewed for impairment annually and more frequently if required.

On December 31, 2020, through an asset acquisition with Westwater Resources, Inc., the Company acquired the Grants Mineral Belt database. The Grants Mineral Belt database is a uranium information database of historic drill hole logs, assay certificates, maps, and technical reports for the western United States. The acquisition of this data resulted in permanent purchase of the data by the Company. Thus, the intangible asset has been determined to have an indefinite life and therefore will not be amortized but reviewed for impairment annually and more frequently if required.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

7.	INTANGIBLE ASSETS (cont’d)

On October 28, 2021, the Company acquired additional borehole logs for the Grants Mineral Belt property for $21,611 (USD $17,500). The Company’s rights to this data do not expire and have been determined to have an indefinite life and will not be amortized, but reviewed for impairment annually or more frequently if required.

On June 21, 2022, the Company entered into an agreement with Platoro West Incorporated which grants the Company access to certain uranium exploration data and information contained in the Getty Minerals database for $71,756. The Company received exclusive use of data pertaining to projects or properties in Texas and priority access to all other uranium related project or property data in the United States contained in the Getty Minerals database outside of Texas, but in the United States. This license shall expire at such time the Company is no longer in business, no longer has interests in properties or projects in Texas, or no longer is actively seeking property or project interests in Texas. The intangible asset has been determined to have an indefinite life and therefore will not be amortized, but reviewed for impairment annually and more frequently if required.

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of intangible asset

Category	Range
Data Access Agreement	Straight-line over 14 years
Data Purchases	Indefinite life intangible asset

The following table summarizes the continuity of the Company’s intangible assets:

	VANE Agreement	Getty Minerals Database	Signal Equities Database	Grants Mineral Belt Database	Total Intangible Assets
Balance, December 31, 2021	$282,857	$-	$90,125	$276,251	$649,233
Additions:	-	71,756	-	-	71,756
Amortization:	(19,286)	-	-	-	(19,286)
Balance, September 30, 2022	$263,572	$71,756	$90,125	$276,251	$701,703

8.	PROPERTY PLANT AND EQUIPMENT

Uranium Plants

Through an asset acquisition in December 2020, the Company acquired two licensed processing facilities located at the Kingsville Dome project and at the Rosita project located in South Texas. Each of these plants have been idle since 2009 and each will require significant capital expenditures to return them to current productive capacity. The Company also has portable satellite ion exchange equipment at the Kingsville Dome project and the Rosita project.

Other Property, Plant and Equipment

Other property, plant and equipment consists of office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed

Buildings

The company owns an office building located in South Dakota. Depreciation on buildings is computed based upon the estimated useful lives of the asset. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

8.	PROPERTY PLANT AND EQUIPMENT (cont’d)

Software

Software acquired in the normal course of business through a perpetual license is capitalized and depreciated over the estimated useful life of the asset. Support and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of assets

Category	Range
Uranium Plants	Straight-line over 15-25 years
Other Property Plant and Equipment	Straight-line over 3-5 years
Software	Straight line over 2-3 years
Buildings	Straight-line over 10-40 years

	Uranium Plants	Other Property Plant and Equipment	Buildings	Software	Total
Balance, December 31, 2021	$1,660,203	$292,903	$79,803	$-	$2,032,909
Additions	719,575	232,505	-	78,242	1,030,322
Disposals
Depreciation	(156,472)	(75,872)	(2,228)	(17,931)	(252,503)
Impairment	-	-	-	-	-
Currency translation	124,027	29,867	6,324	-	160,219
Balance, September 30, 2022	$2,347,333	$479,403	$83,899	$60,311	$2,970,946

9.	RIGHT OF USE ASSETS

The Company had a contractual arrangement to lease a copier through August 8, 2022.

In July 2021, the Company entered a contractual agreement to lease office space in Corpus Christi, Texas through June 30, 2025. The terms of the lease call for a monthly lease payment of USD $5,417. The Company recorded a right-of use asset based on the corresponding lease obligation of $280,361 on July 1, 2021.When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

Through its asset acquisition on December 31, 2021, the Company acquired a contractual agreement to lease additional office space in Corpus Christi, Texas through July 10, 2023. The terms of the lease call for a monthly payment of $4,068. The Company recorded a right-of-use asset based on that corresponding lease obligation of $57,614. When measuring the present value of lease obligations, the Company discounted the remaining lease payments using the estimated borrowing rate of 7%.

In September 2022, the Company entered a contractual agreement to lease office space in Corpus Christi, Texas through August 31, 2024. The terms of the lease call for a monthly lease payment of USD $1,640. The Company recorded a right-of use asset based on the corresponding lease obligation of $45,406 on September 1, 2022.When measuring the present value of lease obligations, the remaining lease payments were discounted using the Company’s estimated borrowing rate of 7%.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

9.	RIGHT OF USE ASSETS (cont’d)

The change in the right-of-use asset during the nine months ended September 30, 2022 was as follows:

	Leased Copier	Leased Offices	Total
Balance – December 31, 2021	$4,331	$302,929	$307,260
New Lease - office		45,406	45,406
Amortization	(4,682)	(75,986)	(80,668)
Currency translation adjustment	351	(3,305)	(2,954)
Balance – September 30, 2022	$-	$269,044	$269,044

The change in the Long-Term lease liability during the nine months ended September 30, 2022 was as follows:

	Copier Lease	Office Leases	Total
Balance – December 31, 2021	$4,330	$311,997	$316,327
New Lease – office LT portion	-	45,406	45,406
Lease payments made	(3,841)	(84,093)	(87,934)
Currency translation adjustment	(489)	5,078	4,589
Less: current portion	-	(124,458)	(124,458)
Balance – September 30, 2022	$-	$153,930	$153,930

Future lease payments are as follows for the nine months ended September 30, 2022:

Total
2022	$42,839
2023	151,017
2024	111,394
2025	44,550

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

10.	MINERAL PROPERTIES

	Arizona	Colorado	New Mexico	South Dakota	Texas	Utah	Wyoming	Total
Balance, December 31, 2021	$1,141,931	$1,845,507	$5,573,022	$108,609,788	$1,844,910	$2,287,469	$51,219,058	$172,521,685
Exploration costs:
Drilling	-	-	-	-	238.245	-	-	238,245
Maintenance and lease fees	141,559	-	378,791	-	3,178,828	25,492	334,069	4,058,739
Permitting & Licensing	-	-	-	272,051	291,285	-	266,390	829,726
Personnel	5,773	18,112	-	317,836	266,273	21,185	215,367	844,546
Recoveries	-	-	-	-	-	(2,566)	(25,656)	(28,222)
Resource review	75,975	-	47,626	-	51,183	-	-	174,785
Divestment of Mineral Interest	-	-	(2,233,089)	-	-	(36,541)	-	(2,269,630)
Assets held for sale	-	-	2,207,321	-	-	-	-	2,207,321
Project Development costs:
Construction	-	-	-	-	1,630,513	-	-	1,630,513
Drilling	-	-	-	-	1,650,674	-	-	1,650,674
Personnel	-	-	-	-	361,923	-	-	361,923
								-
Currency translation adjustment	107,984	151,030	507,316	8,855,645	675,232	186,180	4,211,301	14,694,688
Balance, September 30, 2022	$1,473,223	$2,014,649	$6,480,987	$118,055,320	$10,189,066	$2,481,219	$56,220,529	$196,914,993

Assets Previously Held for Sale

Pursuant to an agreement dated August 27, 2021, the Company completed the sale of its subsidiary entity Cibola Resources, LLC, including its holding of the Ceboletta project to a private arm’s length company.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

10	MINERAL PROPERTIES (cont’d)

Arizona Moonshine Springs

The Moonshine Springs project is located in Mohave County, Arizona. The Company holds cash bonds for $121,307 (USD $88,500) with the Bureau of Land Management.

Other Arizona Properties

The Company owns or controls three Arizona State mineral leases and 467 unpatented federal lode mining claims covering more than 10,000 acres in the northern Arizona strip district.

Colorado Centennial

The Centennial Uranium Project is located in the western part of Weld County in northeastern Colorado. In 2006, the Company entered into an option agreement, as amended, to purchase uranium rights on certain areas of the Centennial Project for consideration of $1,895,000 plus contingent payments of $3,165,000. Pursuant to the agreement, the contingent payments are payable upon receipt of regulatory permits and licenses allowing uranium production on the area of the Centennial Project pertaining to these uranium interests. Further, unless otherwise agreed, if the Company does not obtain such permits and licenses by September 27, 2019, the uranium rights, at the option of the seller, can be transferred back to the seller. To date, the Company has neither obtained the required regulatory permits and licenses nor has the Company been able to renegotiate the option agreement. However, the Company is attempting to renegotiate the option agreement and the seller has not exercised its option to have the uranium rights transferred back.

New Mexico Marquez, Nose Rock, & Treeline

The Marquez project is located in McKinley and Sandoval counties of New Mexico adjacent to the Company’s Juan Tafoya property.

The Nose Rock Project is located in McKinley County, New Mexico, on the northern edge of the Grants Uranium District.

The Treeline project is located west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico.

McKinley, Crownpoint and Hosta Butte

The Company owns a 100% interest in the McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project. area, subject to a 3% gross profit royalty on uranium produced.

Juan Tafoya

The Juan Tafoya property, located in Cibola County in west-central New Mexico near the Company’s Marquez project is leased from the Juan Tafoya Land Corporation (“JTLC”).

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

10	MINERAL PROPERTIES (cont’d)

Cebolletta

The Cebolletta project is situated in the eastern-most portion of Cibola County, New Mexico. The lands that comprise the Cebolleta uranium project are owned in fee by La Merced del Pueblo de Cebolleta [the “Cebolleta Land Grant” (CLG)].

On May 24, 2022, the Company divested of the Cebolletta mineral property via its sale of Cibola Resources, LLC to Elephant Capital pursuant to a share purchase agreement dated August 27, 2021. Consideration received in the transaction included $320,650 (USD $250,000) and 11,308,250 shares of Elephant Capital valued at $3,957,887 (Note 6).

The asset had a book value of $2,233,089 at the transaction date, resulted in a gain of $2,045,620 recorded on the Company’s consolidated statement of loss and comprehensive loss. In conjunction with Elephant Capital’s subsequent acquisition by American Future Fuel Corp (AMPS), these shares were converted to shares of Future Fuels Corporation.

West Largo

The West Largo Project is near the north-central edge of the Grants Mineral Belt in McKinley County, New Mexico.

Other New Mexico Properties

The Company holds mineral properties in the “checkerboard” area located primarily in McKinley County in northwestern New Mexico.

In January 2022, the Company divested of approximately 808 acres fee mineral interest to Ambrosia Solar, LLC. The assets, having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $62,190 (USD $48,480) recorded on the Company’s consolidated statement of loss and comprehensive loss. Under the agreement, Ambrosia Solar, LLC has the rights through January 14, 2023, with the option to extend to January 14, 2024, to acquire the uranium mineral rights associated with the property by quit claim deed to be furnished by the Company for an additional payment of USD $24,240.

South Dakota Dewey-Burdock

The Dewey-Burdock Project is an in-situ recovery uranium project located in the Edgemont uranium district in South Dakota.

Texas Kingsville Dome

The Kingsville Dome project is located in Kleberg County, Texas on land leased from third parties. A Central Processing Plant at the site has been on standby since 2009.

Rosita

The Rosita Project is located in Duval County, Texas on land owned by the Company.

Upper Spring Creek

The Upper Spring Creek Project is located in Live Oak and Bee counties in Texas.

Butler Ranch

The Butler Ranch Exploration project is located in Karnes County, Texas.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

10	MINERAL PROPERTIES (cont’d)

Utah Ticaboo

The Company owns three uranium stockpiles within a claim block located in Shootaring Canyon, Utah. The Company has a federal Plan of Operation and State of Utah approval for removal of the stockpiles.

Other Utah Properties

The Company owns various mining claims throughout Utah, as well as its Cedar Mountain project located northwest of the White Mesa Mill in Blanding County, Utah.

In June 2022, the Company divested of its mineral interests in the Lisbon Valley to Prime Fuels Corp. In consideration of the transaction the Company was granted a 2.0% Net Smelter Royalty. Additionally, pursuant to the purchase agreement dated June 20, 2022, should Prime Fuels sell, transfer or exchange the property or all of its shares to a third party, the Company shall receive 5% of the consideration that Prime receives for the lease, license, loan or sale of the property or the shares of Prime to any third party. The asset had a net book value of $36,541 at the transaction date, resulted in a loss on disposal of the mineral interests of $36,541 recorded on the Company’s consolidated statement of loss and comprehensive loss.

Also in June 2022, the Company divested of a portion of its mineral interests, JB Claims, to Prime Fuels Corp. In consideration of the transaction the Company was granted a 2.0% Net Smelter Royalty. Additionally, pursuant to the purchase agreement dated June 20, 2022, should Prime Fuels sell, transfer or exchange the property or all of its shares to a third party, the Company shall receive 5% of the consideration that Prime receives for the lease, license, loan or sale of the property or the shares of Prime to any third party. The asset had no discernable net book value at the transaction date, resulted in no recognition of a gain or loss on disposal.

Wyoming Gas Hills

The Gas Hills Project is located in the historic Gas Hills uranium district 45 miles east of Riverton, Wyoming.

Dewey Terrace

The Dewey Terrace Project is located in Weston and Niobrara Counties of Wyoming. The Project is located immediately adjacent to the Company’s NRC licensed Dewey-Burdock Project along the Wyoming-South Dakota state line.

Juniper Ridge

The Juniper Ridge Project is located in the southwest portion of Wyoming, approximately 10 miles west of the town of Baggs.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

11.	ASSET RETIREMENT OBLIGATION

The Company is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for certain assets in Texas, Wyoming, Utah and Colorado. These projects must be returned to the pre-existing or background average quality after completion of mining.

Annually, the Company updates this reclamation provision based on cash flow estimates, and changes in regulatory requirements and settlements. This review may result in an adjustment to the asset retirement obligation in addition to the outstanding liability balance. The inflation factor used in this calculation is set annually by the Texas Commission on Environmental Quality (TCEQ) and the interest rate used to discount future cash flows was 11 percent.

The asset retirement obligations balance consists of:

	September 30, 2022	December 31, 2021
Kingsville	$3,967,022	$3,386,668
Rosita	1,792,049	1,519,149
Vasquez	51,343	49,617
Centennial	231,385	214,012
Gas Hills	86,354	79,871
Ticaboo	49,344	45,641
Asset Retirement Obligation:	$6,177,497	$5,294,958

The asset retirement obligations continuity summary is as follows:

Asset Retirement Obligation
Balance, December 31, 2021	$5,294,958
Accretion	426,332
Settlement	(2,769)
Currency translation adjustment	458,976
Balance, September 30, 2022	$6,177,497

12.	SALES CONTRACTS

On December 31, 2020, through an asset acquisition from Westwater Resources, Inc. the Company acquired an agreement with UG U.S.A., Inc.(“UG”). The contract provided for delivery of one- half of the Company’s actual production, for a total of 3 million pounds U3O8, from its properties in Texas at discounted spot market prices. In August 2021, the Company and UG agreed to terminate this agreement for a cancellation fee of $3,543,650, which was paid by the Company to UG on January 15, 2022.

In July 2021, the Company entered into a new uranium supply contract with UG USA, Inc. Pursuant to the agreement, UG will purchase U3O8 from the Company for up to two million pounds from 2023 through 2027. The sales price under the new agreement will continue to be tied to spot market pricing with terms that are more representative of current market conditions and practices.

In December 2021, the Company entered into a new uranium supply contract. Pursuant to the agreement, a large utility will purchase U3O8 from the Company up to 1.3 million pounds from 2024 through 2027. The sales price under the agreement will be tied to spot market pricing with a ceiling price significantly higher than spot market price at the time of the agreement.

In June 2022, the Company entered into a new uranium supply contract. Pursuant to the agreement, a domestic utility will purchase U3O8 from the Company up to 600,000 pounds commencing in 2025. The sales price will be market based with a floor price and an inflation adjusted ceiling price.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

13.	DEPOSITS

On February 15, 2022, the Company entered into a Uranium Concentrates Sales Agreement with an arm’s length party (the “Seller”) whereby the Company will purchase 200,000 pounds of uranium concentrate from the Seller for total consideration of USD $8,750,000 (USD $43.75/pound). The Contract required an initial payment of USD $2,000,000 ($2,741,400) paid in March 2022, and will require a final payment of USD $6,750,000 on March 31, 2023.

On August 4, 2022, the Company entered into a Uranium Concentrates Sales Agreement with an arm’s length party (the “Seller”) whereby the Company will purchase 100,000 pounds of uranium concentrate from the Seller for total consideration of USD $4,900,000 (USD $49.00/pound). The Contract required an initial payment of USD $1,000,000 ($1,370,700) paid in August 2022, and will require a final payment of USD $3,900,000 two days prior to the delivery date, which shall occur between May 1, 2023 and August 31, 2023.

As the purchase is intended to be for the Company’s own use, there is no derivative present. As such, the Contract has not been accounted for as a financial asset at fair value, and the purchase will be recognized as inventory on the Delivery Date.

14.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the nine months ended September 30, the Company issued:

i)	6,535,947 units through a “bought deal” prospectus offering at a price of $4.59 per unit, for gross proceeds of $29,999,998. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $6.00 for a period of two years. The Company paid commissions of $1,612,500, other cash costs of $302,157 and issued 351,307 finders’ warrants valued at $874,785. The finder’s warrants are exercisable into one common share of the Company at a price of $4.59 for two years from closing;

ii)	193,348 shares for the settlement and compensation for services received in relation to the Company’s asset acquisition on December 31, 2021;

iii)	1,190,176 shares for warrants exercised, for gross proceeds of $1,076,994; and

iv)	785,416 shares for stock options exercised, for gross proceeds of $1,107,229.

During the nine months ended September 30, 2021, the Company issued:

i)	5,000,000 units through a private placement at a price of $3.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $3.90 for a period of three years. The Company paid commissions of $758,001, other cash costs of $198,297 and issued 252,667 finders’ warrants valued at $536,673. The finder’s warrants are exercisable into one common share of the Company at a price of $3.00 for two years from closing;

ii)	1,773,035 shares for warrants exercised, for gross proceeds of $2,293,982; and

iii)	539,167 shares for stock options exercised, for gross proceeds of $345,538.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

14	SHARE CAPITAL (cont’d)

Stock options

The Company has adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

The Company’s stock options outstanding at September 30, 2022 and the changes for the nine months ended, are as follows:

	Outstanding Options	Weighted Average Exercise Price
Balance, December 31, 2021	5,272,294	$1.42
Granted	2,859,167	4.15
Exercised	(752,083)	0.73
Forfeited/expired	(52,708)	3.04
Balance, September 30, 2022	7,326,670	$2.54
Exercisable, September 30, 2022	5,063,649	$1.71

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

14	SHARE CAPITAL (cont’d)

As at September 30, 2022, stock options outstanding were as follows:

Expiry Date	Outstanding Options	Exercise Price ($)
October 30, 2022[1]	1,250	0.615
October 30, 2022[1]	1,251	4.320
November 14, 2022[1]	2,500	4.200
November 14, 2022[1]	833	4.320
November 29, 2022	2,500	4.320
December 31, 2022	62,500	0.600
December 31, 2022	96,250	1.920
December 31, 2022	63,125	1.840
December 31, 2022	78,625	1.398
December 31, 2022	112,994	2.400
February 7, 2023	25,000	1.920
February 7, 2023	15,625	1.840
February 7, 2023	20,312	1.398
February 7, 2023	25,390	2.400
May 15, 2023	125,000	0.180
August 22, 2023	135,625	1.920
January 8, 2024	35,833	0.370
March 27, 2024	16,667	0.400
March 31, 2024	95,833	4.710
May 23, 2024	121,875	1.840
June 3, 2024	1,072,917	0.450
October 19, 2024	66,667	5.760
May 19, 2025	166,562	1.398
May 21, 2025	955,000	0.615
September 1, 2025	50,000	1.050
September 10, 2025	475,000	1.349
October 5, 2025	25,000	1.200
November 25, 2025	33,333	1.245
December 7, 2025	13,333	1.440
January 28, 2026	53,333	2.820
February 26, 2026	145,000	3.240
May 13, 2026	208,202	2.400
May 26, 2026[1]	145,000	4.320
July 7, 2026	53,333	3.780
December 1, 2026	33,333	5.400
December 3, 2026	31,667	5.190
January 10, 2027	16,667	5.010
February 14, 2027	2,360,000	4.200
May 2, 2027	83,333	4.320
June 1, 2027	166,667	3.750
July 15, 2027	133,333	3.210
	7,326,670

1Subsequent to the period ended September 30, 2022, these options expired.

During the nine months ended September 30, 2022, the Company granted an aggregate of 2,859,167 (2021 – 430,000) stock options to directors, officers and consultants of the Company. A fair value of $9,324,079 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

14	SHARE CAPITAL (cont’d)

The Company’s standard stock option vesting schedule calls for 25% every six months commencing six months after the grant date.

During the nine months ended September 30, 2022, the Company recognized stock option expense of $3,932,498 (2021 - $1,009,887) for the vested portion of the stock options.

The unrecognized stock option expense at September 30, 2022 was $5,986,336 (2021 - $1,418,494).

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	Nine months ended September 30
	2022	2021
Risk-free interest rate	1.95%	0.81%
Expected life of option	5 years	5 years
Expected dividend yield	0%	0%
Expected stock price volatility	117.56%	133.98%
Fair value per option	$1.09	$1.04

Share purchase warrants

The Company’s share purchase warrants outstanding at September 30, 2022 and the changes for the nine months ended, are as follows:

	Outstanding Warrants	Weighted Average Exercise Price
Balance, December 31, 2021	6,298,839	$2.44
Granted	3,645,100	5.83
Exercised	(1,223,509)	0.88
Expired	(183,610)	1.67
Balance, September 30, 2022	8,536,820	$4.13

As at September 30, 2022, share purchase warrants outstanding were as follows:

Expiry Date	Outstanding Warrants	Exercise Price
December 31, 2022	745,894	2.22
April 17, 2023	397,083	1.59
October 22, 2023[1]	1,292,111	1.80
October 22, 2023	51,638	1.20
March 9, 2024	158,917	3.00
March 9, 2024[2]	2,271,896	3.90
March 25, 2024	351,307	4.59
March 25, 2024	3,267,974	6.00
	8,536,820

1 Power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $1.80 for 36 months.

Power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $3.90 for 36 months.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel and compensation

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Administrative Officer.

The amounts paid to key management or entities providing similar services are as follows:

	Nine months ended September 30,
	2022	2021
Consulting[1]	$88,789	$-
Data acquisition[2]	71,756	-
Director’s Fees[3]	106,151	-
Office and administration	-	16,800
Staff costs	1,193,740	788,399
Stock option expense	4,901,441	812,267
Total key management compensation	$6,361,877	$1,617,466

1During the nine months ended September 30, 2022, the Company incurred communications & community engagement consulting fees of $88,789 according to a contract with Tintina Holdings, Ltd., a company owned and operated by the spouse of the Company’s executive chairman.

2In June of 2022, the Company acquired access to the Getty database pursuant to a purchase agreement with Platoro West Inc., a company owned and operated by the Company’s executive chairman.

3Director’s Fees are included in staff costs on the comprehensive statement of income (loss) and other comprehensive income (loss).

During the nine months ended September 30, 2022, the Company granted 2,566,667 options to related parties (2021 – 150,000).

Related party liabilities

		September 30, 2022	As at December 31, 2021
Tintina Holdings, Ltd	Consulting services	37,388	8,739
Officers and board members	Expense reimbursements	14,837	-
		$52,225	$8,739

16.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration and evaluation of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

16.	MANAGEMENT OF CAPITAL (cont’d)

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2022, and the Company is not subject to any externally imposed capital requirements.

17.	FINANCIAL INSTRUMENTS

Financial instruments include cash and receivables and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash and restricted cash are measured at Level 1 of the fair value hierarchy. The Company classifies its receivables as financial assets measured at amortized cost. Accounts payable and accrued liabilities, notes payable, lease liability and due to related parties are classified as financial liabilities measured at amortized cost. The carrying amounts of receivables, accounts payable and accrued liabilities, notes payable, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments.

Investments in uranium are measured at Level 2 of the fair value hierarchy. The Company classifies these investments as financial assets measured at fair value as determined based on the most recent month-end spot prices for uranium published by UxC and converted to Canadian dollars at the date of the consolidated statement of financial position.

Marketable securities are measured at Level 1 of the fair value hierarchy. The Company classifies these investments as financial assets who’s value is derived from quoted prices in active markets and carries them at FVTPL.

Discussions of risks associated with financial assets and liabilities are detailed below:

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities is denominated in US dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable, accrued liabilities, and due to related parties that are denominated in US dollars. At September 30, 2022, a 10% change in the ‘value to the US dollar as compared to the Canadian dollar would affect net loss and shareholders’ equity by approximately $379,930.

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Market Risk

The Company is in the exploration stage and commodity prices are not reflected in operating financial results. However, fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS (cont’d)

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short- term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing.

18.	SEGMENTED INFORMATION

The Company operates in a single segment: the acquisition and exploration of mineral properties in the United States.

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the nine months ended September 30, 2022 include the following:

a)	Transferred $2,554,275 from contributed surplus to share capital when 785,416 stock options were exercised.

b)	Transferred $147,736 from contributed surplus to share capital when 364,395 broker warrants were exercised.

c)	Issued 193,348 shares valued at $795,119 in consideration of services rendered by Haywood in conjunction with the Company’s acquisition of Azarga Uranium Corp.

Significant non-cash transactions for the period ended September 30, 2021 include the following:

a)	Transferred $199,128 from contributed surplus to share capital when 93,750 brokers’ warrants were exercised.

b)	Transferred $322,445 from contributed surplus to share capital when 539,167 stock options were exercised

20.	SUBSEQUENT EVENTS

Subsequent to September 30, 2022, the Company issued 802,661 shares pursuant to the exercise of warrants for gross proceeds of $1,534,643.

Subsequent to September 30, 2022, the Company granted incentive stock options to employees to purchase up to 198,334 common shares in the capital of the Company at an average price of $3.58 per share for a five-year period. Vesting will occur over a period of twenty-four months, with an initial 25% of the options vesting six months following the date of grant, followed by an additional 25% of the options every six months thereafter until fully vested.

Subsequent to September 30, 2022, the Company announced that as a component of its on-going Non-Core Exploration Asset Divestment Strategy, that the Company entered into agreements to sell certain uranium exploration assets to Nuclear Fuels Inc. (“Nuclear Fuels”), a private British Columbia company, for shares in Nuclear Fuels, royalty interests and production back- in rights in the properties.

ENCORE ENERGY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

20.	SUBSEQUENT EVENTS (cont’d)

Subsequent to September 30, 2022, the Company announced that it had entered into a definitive agreement to acquire Alta Mesa In-Situ Recovery Uranium Project (“Alta Mesa”) from Energy Fuels Inc. for total consideration of US$120 Million.

Subsequent to September 30, 2022, the Company entered into an agreement with Canaccord Genuity Corp., on behalf of a syndicate of underwriters, pursuant to which the Underwriters have agreed to purchase, on a “bought deal” private placement basis, 20,000,000 subscription receipts of enCore at a price of C$3.00 per Subscription Receipt for aggregate gross proceeds to enCore of C$60 million. The Company has granted the Underwriters an over-allotment option exercisable to purchase up to an additional 3,000,000 Subscription Receipts at the Issue Price until 48 hours prior to the closing of the Offering.